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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 10)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following to the end of the last paragraph of the section entitled "Litigation Concerning the Offer":

    On September 22, 1998 Quickturn filed a motion in the Delaware federal district court requesting the Court to reschedule the hearing on the parties' cross motions for preliminary injunctions. The Court rescheduled the hearing on Quickturn's motion for preliminary injunction to October 21, 1998. Mentor will proceed with the hearing for its motion for preliminary injunction on October 6, 1998. Mentor served Quickturn with its opening brief in support of its motion for preliminary injunction on September 24, 1998. A copy of the Company's Motion to Reschedule Hearing on Cross Motions for Preliminary Injunctions is filed as Exhibit 36 hereto and is incorporated herein by reference.

    On September 25, 1998 Quickturn moved for summary judgement in the Delaware Chancery Court actions on the grounds that as matter of law: (i) the Board's decision to amend the Company's bylaws was not for the purpose of, and does not have the effect of, entrenching the Board; (ii) the Board's decision not to remove Quickturn from the protections provided by
  Section 203 of Delaware Law is protected by the business judgement rule;
  (iii) the Board's decision not to redeem the Rights under Quickturn's Rights Agreement is appropriate under Delaware Law; and (iv) the Board's adoption of a delayed redemption provision in the Rights Agreement falls within the range of reasonableness allowed under Delaware Law.

  The response to Item 8 is hereby amended further by adding the following to the end of the section entitled "Proxy Solicitation":

    On October 1, 1998 the Company announced the Board's decision to set a record date of Tuesday, November 10, 1998 and a meeting date of Friday, January 8, 1999 for a special stockholders meeting, all in accordance with the Company's Bylaws. A copy of the Company's press release announcing the Board's decision is filed as Exhibit 37 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

  Exhibit 36 Motion to Reschedule Hearing on Cross Motions for Preliminary Injunctions

  Exhibit 37  Press Release of the Company dated October 1, 1998.



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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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 Dated: October 1, 1998                      QUICKTURN DESIGN SYSTEMS, INC.
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                                          By:/s/ Keith R. Lobo
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                                             Keith R. Lobo
                                             President and Chief Executive
                                              Officer

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